UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For 13 February 2026

Commission File Number: 001-10306

NatWest Group plc

250 Bishopsgate, London, EC2M 4AA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F   ☐

Exhibit Index

99.1 NatWest Group plc 2025 Annual Report and Accounts

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	13 February 2026	By:	/s/ Mark Stevens
Name: Mark Stevens
Title: Assistant Secretary